2017 BancAnalysts Association of Boston Conference

Mark Chancy, Vice Chairman & Consumer Segment Executive

November 2, 2017



IMPORTANT CAUTIONARY STATEMENT

The following should be read in conjunction with the financial statements, notes and other information contained in the Company's 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

This presentation includes non-GAAP financial measures to describe SunTrust's performance. We reconcile those measures to GAAP measures within the presentation or in the appendix. The Company presents certain financial information on a tangible basis, including return on average tangible common equity and tangible efficiency ratio. Return on average tangible common equity excludes the after-tax impact of purchase accounting on intangible assets. The tangible efficiency ratio excludes the amortization related to intangible assets and certain tax credits.

This presentation contains forward-looking statements. Statements regarding future levels of the efficiency ratio, anticipated technology enhancements, the future perception and state of the SunTrust consumer banking experience, the projected number of SunTrust branches, the anticipated level of our solutions available via digital platforms, the projected number of process automations, expected reductions in servicing costs, the future number of onUp participants and the future number of Operation Hope financial centers within our branches are forward-looking statements. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "strategies," "goals," "initiatives," "opportunity," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," and "could." Such statements are based upon the current beliefs and expectations of management and on information currently available to management. They speak as of the date hereof, and we do not assume any obligation to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, Item 1A., "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2016 and in other periodic reports that we file with the SEC. Those factors include: current and future legislation and regulation could require us to change our business practices, reduce revenue, impose additional costs, or otherwise adversely affect business operations or competitiveness; we are subject to stringent capital adequacy and liquidity requirements and our failure to meet these would adversely affect our financial condition; the monetary and fiscal policies of the federal government and its agencies could have a material adverse effect on our earnings; our financial results have been, and may continue to be, materially affected by general economic conditions, and a deterioration of economic conditions or of the financial markets may materially adversely affect our lending and other businesses and our financial results and condition; changes in market interest rates or capital markets could adversely affect our revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; our earnings may be affected by volatility in mortgage production and servicing revenues, and by changes in carrying values of our servicing assets and mortgages held for sale due to changes in interest rates; disruptions in our ability to access global capital markets may adversely affect our capital resources and liquidity; we are subject to credit risk; we may have more credit risk and higher credit losses to the extent that our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral; we rely on the mortgage secondary market and GSEs for some of our liquidity; loss of customer deposits could increase our funding costs; any reduction in our credit rating could increase the cost of our funding from the capital markets; we are subject to litigation, and our expenses related to this litigation may adversely affect our results; we may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations; we are subject to certain risks related to originating and selling mortgages, and may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, or borrower fraud, and this could harm our liquidity, results of operations, and financial condition; we face risks as a servicer of loans; we are subject to risks related to delays in the foreclosure process; consumers and small businesses may decide not to use banks to complete their financial transactions, which could affect net income; we have businesses other than banking which subject us to a variety of risks; negative public opinion could damage our reputation and adversely impact business and revenues; we may face more intense scrutiny of our sales, training, and incentive compensation practices; we rely on other companies to provide key components of our business infrastructure; competition in the financial services industry is intense and we could lose business or suffer margin declines as a result; we continually encounter technological change and must effectively develop and implement new technology; maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services; we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits; we depend on the expertise of key personnel, and if these individuals leave or change their roles without effective replacements, operations may suffer; we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategies; our framework for managing risks may not be effective in mitigating risk and loss to us; our controls and procedures may not prevent or detect all errors or acts of fraud; we are at risk of increased losses from fraud; a failure in, or breach of, our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses; the soundness of other financial institutions could adversely affect us; we depend on the accuracy and completeness of information about clients and counterparties; our accounting policies and processes are critical to how we report our financial condition and results of operation, and they require management to make estimates about matters that are uncertain; depressed market values for our stock and adverse economic conditions sustained over a period of time may require us to write down some portion of our goodwill; our financial instruments measured at fair value expose us to certain market risks; our stock price can be volatile; we might not pay dividends on our stock; our ability to receive dividends from our subsidiaries or other investments could affect our liquidity and ability to pay dividends; certain banking laws and certain provisions of our articles of incorporation may have an anti-takeover effect; and the interest rates on our financial instruments might be subject to change based on recent regulatory developments, which could adversely affect our revenue, expenses, and the value of our financial instruments.

Overview of SunTrust & The Consumer Segment

Building from a position of strength





SUNTRUST OVERVIEW

SunTrust is a leading financial institution focused on meeting clients' needs and improving their financial well-being. Our Company is differentiated by:

Culture

"Client First" culture centered on our purpose of *Lighting the Way to Financial Well-Being*

Size

Large enough to compete with the largest banks while still being able to serve our clients as "One Team"

Diversity

Strong regional bank with key national businesses, full product capabilities, and a diverse revenue mix

Market Position

Leading market shares in high growth markets (Southeast & Mid-Atlantic); supplemented by growing presence nationally

Key Statistics (Rank)[1,2]

$208bn (11th)	$144bn (9th)	$163bn (10th)
Assets	Loans	Deposits
16%	2.7%	11.8%
EPS Growth[3]	Dividend Yield[4]	LTM ROTCE[5]

See appendix slide #20 for footnotes

STRONG DEPOSIT FRANCHISE

Strong Deposit Market Share

Deposit Market Share in Top 10 MSAs[1]



Peer 1	Peer 2	Peer 3	STI	Peer 4	Peer 5	Peer 6	Peer 7	Peer 8	Peer 9	Peer 10	Peer 11
19%	16%	14%	14%	10%	7%	6%	6%	5%	4%	4%	3%

Improved Execution

% of Branches with YoY Deposit Growth[2]

SunTrust ranked #3 out of 25 (behind JPM & BAC)

	2013	2014	2015	2016	2017
STI	23%	51%	68%	73%	86%
Top 25 Bank Median	62%	61%	69%	71%	73%

■ STI   ■ Top 25 Bank Median

See appendix slide #20 for footnotes

SunTrust

FAVORABLE MARKET POSITIONING

Dense, metropolitan focused branch network spans across the high-growth Southeast and Mid-Atlantic regions





10
Of the top 25 fastest job growth MSAs[1]



9
Of the top 25 busiest ports[2]



#1
Projected population growth relative to peers[3]



STI	Peer 1	Peer 2	Peer 3	Peer 4	Peer 5	Peer 6	Peer 7	Peer 8	Peer 9	Peer 10	Peer 11
5.9%	5.3%	4.7%	4.2%	3.6%	3.4%	2.4%	2.2%	1.6%	1.5%	1.4%	1.3%

CONSUMER SEGMENT: RECENT PERFORMANCE

Good Momentum Across Most Fronts; Revenues Stable Despite Declines in Mortgage

Net Interest Income	Average Loans	Average Deposits	Managed Assets









1.1%
LTM ROA

14.0%
LTM ROE

67.6%
LTM Tangible
Efficiency Ratio[1]

Most metrics accretive to overall company; room for improvement in efficiency

Note: $ in billions. YTD represents the nine months ended September 30. LTM represents the twelve months ended September 30, 2017
1.   GAAP Efficiency Ratio was 68.7%. The reconciliation for these metrics may be found on slide #19 of the appendix

SunTrust

Overview of Consumer Strategy & Growth Opportunities



EXECUTING AGAINST THE INVESTMENT THESIS



Consumer's Primary Strategic Priorities

- Acquire New Relationships
- Deepen Existing Relationships
- Optimize Delivery

SunTrust's Investment Thesis

- Strong & Diverse Franchise; Investing in Growth
- Improving Efficiency & Returns
- Strong Capital Position

By 2020, the SunTrust consumer banking experience will be nationally recognized for its client-centric approach to delivering financial confidence

SunTrust

EVOLVING OUR CLIENT-CENTRIC APPROACH

Current State: LOB-Oriented Model

Consumer Segment

Consumer Banking	Consumer Lending	Private Wealth	Mortgage
$2.6bn LTM Revenue	**$842mm** LTM Revenue	**$1.2bn** LTM Revenue	**$912mm** LTM Revenue
29% Total STI Revenue	**9%** Total STI Revenue	**13%** Total STI Revenue	**10%** Total STI Revenue
$9.5bn Average Loans	**$27.7bn** Average Loans	**$8.4bn** Average Loans	**$27.7bn** Average Loans
$80.3bn Average Deposits		**$19.6bn** Average Deposits	**$165bn** Servicing UPB
		$57.8bn AUM	

Future State: Client-Centric Model



Lending Solutions
LightStream & Personal Lending
Mortgage
Credit Card
Home Equity
Investment Management
Deposits & Payments
Specialty Wealth Advisors
Retirement Solutions
Trust & Estate Solutions
Integrated, flexible technology platform
Emphasis on client experience
CLIENT
Wealth & Advisory Solutions

Note: LTM refers to the twelve months ended September 30, 2017. All balance sheet metrics represent 3Q 17 average balances

SunTrust

EMPHASIS ON TECHNOLOGY

Integrated, flexible platforms enable a client-centric approach, provide for a superior client experience, and lower the cost to serve

Recent Progress	Future Enhancements	Impact

Acquire New & Deepen Existing Relationships

 Upgraded mobile app & digital foundation (improved user interface + capabilities)	Create an enterprise client portal Enhance mobile and payment capabilities	✓ Single source for financial confidence ✓ More integrated, tailored experience for clients ✓ Connects with clients beyond traditional banking channels
 Established a data lake foundation	 Advance data lake capabilities to support client insight and artificial intelligence (AI)	✓ Enhances ability to meet client needs ✓ Improves data aggregation capabilities for regulatory reporting
 Built private cloud and began expanding to hybrid public & private cloud	**API** Enhance flexibility and integration through API's	✓ Connects clients to the broader ecosystem of experiences and products ✓ Increases agility to meet evolving client preferences

Optimize Delivery

BLACK KNIGHT Upgraded Mortgage loan origination platform (back-end)	**LIGHTSTREAM** A Division of SunTrust Bank Leverage LightStream platform to enhance digital lending & fraud detection Digitize front-end of mortgage application	✓ Streamlines end-to-end origination ✓ Improves fraud detection capabilities ✓ Improves loan cycle times
 Introduced robotic capabilities	 Deploy intelligent processes and bots using process automation, data, and AI	✓ Optimizes human capital ✓ Reduces opportunity for human error ✓ Better client experience

SunTrust

CONSUMER BANKING

Optimize Branch Network

Full Service Branches



- 1,659 (2011)
- 1,275 (3Q 17)
- ~1,225 (2018)

26% net reduction

Invest in Self-Service Channels

% of Solutions Available Via Digital Platforms



Recently added new account opening capabilities

- 50% (2016)
- 63% (2017)
- 80-90% (2019F)

Meet Evolving Client Needs



Mobile App Average Rating
(4.3 stars vs. peer median of 3.3 stars[1])



34%

Digitally Assisted Sales



20%

Mobile Deposits



11%

Branch Transactions



10%

Teammate Assisted Transactions

Note: All percentages refer to YoY trends
See appendix slide #20 for footnotes

SunTrust

CONSUMER LENDING OPPORTUNITIES

  

	LightStream	GreenSky Partnership	Credit Card
Strong Growth *(Average Balance $bn)*	 $2.7 (3Q 16) → $3.8 (3Q 17), 38%	 $1.6 (3Q 16) → $1.9 (3Q 17), 19%	 $1.2 (3Q 16) → $1.5 (3Q 17), 19%
Nationally Recognized	Named Finalist for Top Consumer Lending Platform by LendIt[1]	Named as CNBC's Top 50 Disruptor for 2017	Received Top 5 scores for 3 cards in a recent ranking by *U.S. News & World Report*
Future Growth	Currently have less than ~2% of the applicable market share	Less than ~15% of GreenSky customers are SunTrust clients Opportunity for new partnerships	SunTrust only has ~30% wallet share with the clients that already have a SunTrust card

➡️ *High-Quality Portfolios (Average FICO: 750+); Risk-Adjusted Yields Accretive to SunTrust*

See appendix slide #20 for footnotes

SunTrust

Acquire New Relationships | Deepen Existing Relationships | Optimize Delivery

PRIVATE WEALTH MANAGEMENT

Strong Platform with Good Momentum

Client Base & Coverage Model



GenSpring
>$25mm AUM
RESERVE
$5mm - $25mm AUM
Core
$1mm - $5mm AUM
Premier
$100k - $1mm AUM
Retail
<$100k AUM

Served by PWM advisors (including expertise in Sports & Entertainment and Medical)

Served by Personal Financial Advisors & Premier Bankers

Managed Assets ($B)



$50.8
$53.4
$57.8
7% CAGR
3Q 15
3Q 16
3Q 17

Current Opportunities

Expand Our Reach

New Hires

~40 advisors hired in 2017

New Markets

NYC, Dallas & Houston added in 2017

New Client Segment

'RESERVE' Segment introduced in 2016

Capitalize on the Opportunity with Existing Clients

We have ~300k clients that have ~$750bn of investable assets off us[1]

Leverage Technology to Improve the Client Experience



PREMIER
RESERVE
PWM

See appendix slide #20 for footnotes

SunTrust

MORTGAGE

By integrating Mortgage within the broader Consumer Segment, SunTrust can more effectively meet client needs through a client-centric approach and optimized delivery

Investing in Technology to Optimize Delivery & Improve the Client Experience

Increased Automation

Example: HomeR bot introduced in 2017 which reduces FEMA handling time from 4 minutes to 45 seconds



4x
Process Automations
3Q 17
2018F

New Digital Application with Improved User Interface

Getting to Know You
Assets
Income
Real Estate
Declarations
Demographic Info
Additional Questions
Home
Tasks
Income
Select the current type of income you'd like to add.
Employment
Social Security
Pension
Getting Started
We designed this application to make the process of applying for a loan simple and easy.
Guided
Your path to closing will be clear, and we'll keep you updated along the way.
Seamless
We can automatically import your documents, so paperwork won't slow you down.
Protected
Protecting your data is our highest priority.
Continue

Launching in 1H 18 with key enhancements:

- ✓ *E-signature*
- ✓ *Real-time loan status*
- ✓ *Automated income & asset uploads*
- ✓ *Mobile compatibility*
- ✓ *Co-piloting*
- ✓ *Chat feature*

10-20%

Reduction in cost to originate & service (over the next 3 years)

PURPOSE IN ACTION







An extension of SunTrust's purpose of Lighting the Way to Financial Well-Being, the onUp movement aims to help Americans move from financial stress to financial confidence	*Industry-leading workplace financial wellness program offered to SunTrust's commercial and corporate clients to equip their employees with the tools they need for financial success*	*Organization focused on providing financial dignity and economic empowerment programs to lower or moderate-income individuals and families in underserved communities*
As of October 31st, SunTrust had 2.4 million onUp participants and has a goal of reaching 5 million participants	Since the formal launch in February 2017, SunTrust has enrolled 50+ companies in Momentum onUp	Through its partnership with Operation Hope, SunTrust currently has 14 financial centers within its locations and plans to expand to 200 by 2020

By 2020, the SunTrust consumer banking experience will be nationally recognized for its client-centric approach to delivering financial confidence



RECAP: WHY INVEST IN SUNTRUST?

1 **Strong & Diverse Franchise; Investing in Growth**

5 consecutive years of EPS growth

2 **Improving Efficiency & Returns**

5 consecutive years of improvements in efficiency

3 **Strong Capital Position**

5 consecutive years of increased capital returns
Attractive dividend yield

SunTrust

APPENDIX





RECONCILIATION OF CONSUMER SEGMENT'S TANGIBLE EFFICIENCY RATIO

	12 Months Ended September 30, 2017
Net Interest Income	$3,633
Noninterest Income	$1,869
Total Revenue	$5,502
Noninterest Expense	$3,780
Efficiency Ratio	68.7%
Impact of exluding amortization expense	(1.2%)
Tangible Efficiency Ratio	67.6%

SunTrust



FOOTNOTES

Slide #4:
1. Assets, loans, and deposits as of September 30, 2017
2. Rank is amongst U.S. bank holding companies and excludes non-traditional banks. Asset and loan rankings are sourced via bank holding company regulatory filings (Y-9C) and are as of June 30, 2017. Deposit rankings are sourced via FDIC deposit market share data, and are as of June 30, 2017, pro-forma for completed and pending mergers and acquisitions
3. Represents percent growth from 3Q 16 to 3Q 17
4. As of October 31, 2017
5. Return on average common shareholders' equity was 8.5% for the 12 months ended September 30, 2017. The effect of excluding intangible assets, excluding MSRs, was 3.3%

Slide #5:
1. Source: SNL Financial, as of June 30, 2017, based on top 10 MSAs (by deposits) for each institution, pro-forma for completed and pending mergers and acquisitions. Numerator is company's total deposits in its top 10 MSAs and denominator is total deposits in those 10 MSAs
2. Source: SNL Financial, as of June 30, 2017

Slide #6:
1. Source: Bureau of Labor Statistics. Represents job growth from September 2014 to September 2017
2. Source: Bureau of Transportation Statistics. Represents water ports with the most containerized cargo tonnage
3. Source: SNL Financial. Represents projected population change from 2018-2023. Weighted average by deposits in MSAs and counties not in an MSA

Slide #12:
1. Source: iOS and Android app store. Represents the average between iOS and Android ratings

Slide #13:
1. Refers to the 2017 LendIt Conference, a global conference series connecting the online lending community

Slide #14:
1. Source: IXI and internal company data as of September 2017. Represents clients with total assets ≥$1mm

All Slides:
Note: 'LTM' refers to the 12 months ended September 30, 2017. Peer group includes BAC, BBT, CFG, FITB, HBAN, KEY, MTB, PNC, RF, USB, WFC

SunTrust